EXHIBIT 99.3

COMBINED FINANCIAL STATEMENTS

NCT Portfolio
Years Ended December 31, 2012, 2011 and 2010
With Report of Independent Auditors

NCT Portfolio
Combined Financial Statements
Years Ended December 31, 2012, 2011 and 2010

Report of Independent Auditors

Owners
NCT Portfolio

We have audited the accompanying combined financial statements of NCT Portfolio (the Company), which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
February 6, 2014

NCT Portfolio
Combined Balance Sheets
(In Thousands)

	December 31,
	2012	2011
Assets
Investment in real estate:
Land and land improvements	$121,563	$120,344
Building and building improvements	804,124	799,513
Equipment	44,703	41,103
	970,390	960,960
Less accumulated depreciation	(158,590)	(132,958)
	811,800	828,002
Cash and cash equivalents	21	20
Cash and escrow deposits—restricted	5,562	5,861
Accounts receivable, net	1,054	3,294
Prepaid expenses and other assets, net	9,118	10,356
Resident lease and other intangibles, net	14,526	13,989
Deferred loan costs, net	1,029	1,798
Total assets	$843,110	$863,320

Liabilities and equity
Mortgage notes payable	$727,805	$723,662
Accounts payable and accrued expenses	10,531	10,367
Accrued interest payable	2,974	2,950
Prepaid rent and deferred revenue	4,777	2,643
Tenant security deposits	1,566	1,747
Total liabilities	747,653	741,369

Equity	95,457	121,951
Total liabilities and equity	$843,110	$863,320

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Operations
(In Thousands)

	Years Ended December 31,
	2012	2011	2010
Revenue
Resident fees	$139,718	$131,408	$121,473

Expenses
Facility operating expenses	74,285	70,628	65,663
Property management fee	4,890	4,599	4,252
Depreciation and amortization	26,274	29,413	30,972
Total expenses	105,449	104,640	100,887

Operating income	34,269	26,768	20,586

Interest expense:
Interest incurred	(41,692)	(41,447)	(41,547)
Amortization of deferred loan costs	(845)	(830)	(830)
Net loss	$(8,268)	$(15,509)	$(21,791)

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Changes in Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In Thousands)

Total Equity
Balance at January 1, 2010	$168,211
Net loss	(21,791)
Distributions	(2,527)
Balance at December 31, 2010	143,893
Net loss	(15,509)
Distributions	(6,433)
Balance at December 31, 2011	121,951
Net loss	(8,268)
Distributions	(20,725)
Contributions	2,499
Balance at December 31, 2012	$95,457

See accompanying notes to combined financial statements.

NCT Portfolio
Combined Statements of Cash Flows
(In Thousands)

	Years Ended December 31,
	2012	2011	2010
Operating activities
Net loss	$(8,268)	$(15,509)	$(21,791)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,274	29,413	30,972
Bad debt expense	1,051	578	331
Amortization of deferred loan costs	845	830	830
Amortization of resident incentives, net	1,303	(1,812)	(2,535)
Non-refundable community fees, deferred	1,171	(208)	(1,173)
Changes in operating assets and liabilities:
Cash and escrow deposits—restricted	299	592	(530)
Accounts receivable, net	1,189	(2,639)	(1,338)
Prepaid expenses and other assets	(65)	12	(20)
Accounts payable and accrued expenses	188	281	1,591
Tenant security deposits	(181)	(572)	(906)
Prepaid rent	963	284	292
Net cash provided by operating activities	24,769	11,250	5,723

Investing activities
Cash paid for acquisition	(6,662)	—	—
Additions to investment in real estate	(3,947)	(4,992)	(3,417)
Cash used in investing activities	(10,609)	(4,992)	(3,417)

Financing activities
Proceeds from mortgage note payable (acquisition)	4,178	—	—
Repayment of principal on mortgage notes payable	(35)	—	—
Deferred financing costs paid	(76)	—	—
Distributions	(20,725)	(6,433)	(2,527)
Contributions	2,499	—	—
Net cash used in financing activities	(14,159)	(6,433)	(2,527)

Net increase (decrease) in cash and cash equivalents	1	(175)	(221)
Cash and cash equivalents at beginning of year	20	195	416
Cash and cash equivalents at end of year	$21	$20	$195

Supplemental disclosure of cash flow information
Cash paid for interest	$41,668	$41,447	$44,433

See accompanying notes to combined financial statements.

NCT Portfolio
Notes to Combined Financial Statements
(In Thousands)

December 31, 2012

1.    BASIS OF PRESENTATION

The NCT Portfolio (the Company) represents the 51 independent living senior housing communities (the Communities) acquired by Newcastle Investment Corp. (NCT) on December 23, 2013 (see Note 9) from certain wholly owned subsidiaries of Harvest Facility Holdings LP (Harvest). Harvest is owned by Holiday Acquisition Holdings LLC (Holiday Acquisition, a limited liability company and a wholly owned subsidiary of investment funds managed by affiliates of Fortress Investment Group LLC). As of December 31, 2012, the Communities consist of 5,744 apartment and townhouse units (unaudited), located in 24 states.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The significant accounting policies are summarized below.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the combined financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, insurance reserves, depreciation and amortization, allowance for doubtful accounts, and other contingencies. Actual results could differ from those estimates and assumptions.

Investment in Real Estate and Related Intangibles

In business combinations, the Company recognizes all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. In addition, the Company is required to expense acquisition-related costs as incurred, value noncontrolling interests at fair value at the acquisition date and expense restructuring costs associated with an acquired business.

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, own internal analysis of recently acquired and existing comparable properties in our portfolio and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Identified net tangible and finite lived intangible assets are amortized over their estimated useful lives or contractual lives, which are as follows:

Asset Categories	Estimated Useful Life (In Years)
Building and building improvements	15 – 40
Land improvements	15
Equipment	3 – 10
Resident lease and other intangibles	3 – 40

NCT Portfolio
Notes to Combined Financial Statements (continued)
(In Thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and upgrades that improve and/or extend the life of the assets are capitalized and depreciated over their estimated useful lives. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, then the fair value of the asset is estimated. The impairment expense is determined by comparing the carrying value of the asset to its estimated fair value, with any excess carrying value recognized as an expense in the current period.

During the years ended December 31, 2012, 2011, and 2010, the Company evaluated all long-lived assets using an undiscounted cash flow approach and determined that the undiscounted cash flows exceeded the carrying value of the assets for all Communities. As a result, no impairment charges were recorded on the Company’s long-lived assets during the years ended December 31, 2012, 2011, and 2010. The cash flow projections are based on a number of estimates and assumptions, such as revenue and expense growth rates, capitalization rates and hold periods. Such assumptions are classified as Level 3 inputs in the valuation hierarchy.

Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on sale is recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase.

Harvest uses a centralized approach to cash management. All cash generated by the Communities is transferred to Harvest and Harvest funds operating and investing activities for the Communities as needed. Cash transfers from the 51 Communities to Harvest are treated as distributions in the accompanying combined financial statements.

Cash and Escrow Deposits – Restricted

Cash and escrow deposits – restricted consist principally of deposits required by certain lenders pursuant to the applicable debt agreement to fund future property expenditures, and certain resident security deposits held in trusts. A summary is as follows:

	December 31
	2012	2011
Property tax and other lender-required reserves	$5,031	$5,161
Tenant/resident security deposits	531	700
Total cash and escrow deposits-restricted	$5,562	$5,861

Allowance for Doubtful Accounts

Allowance for doubtful accounts are recorded by management based upon the Company’s historical write-off experience, analysis of accounts receivable aging, and historic resident payment trends.

Management reviews material past due balances on a monthly basis. Account balances are charged off against the allowance when management determines it is probable that the receivable will not be recovered. Allowance for doubtful accounts was $2,235 and $403 at December 31, 2012 and 2011, respectively.

Deferred Loan Costs

Deferred loan costs include direct costs to obtain financing. Such costs are deferred and amortized using the straight-line method, which approximates the level-yield method, over the terms of the underlying debt agreements.

NCT Portfolio
Notes to Combined Financial Statements (continued)
(In Thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Resident fee revenue is recorded as it becomes due as provided for in the residents’ lease agreements. Residents’ agreements are generally for a term of 30 days with resident fees due monthly in advance.

Certain communities have residency agreements that require the resident to pay an upfront fee prior to occupying the community. Community fees are non-refundable after a stated period (typically 90 days) and are initially recorded as deferred revenue and recognized on a straight-line basis as part of resident fee revenue over an estimated three-year average stay of the residents in the communities. Deferred revenue totaled $2,772 and $1,600 at December 31, 2012 and 2011, respectively.

Certain residency agreements provide for free rent or incentives for a stated period of time. Incentives are initially recorded in other assets and recognized on a straight-line basis as a reduction of resident fee revenue over an estimated three-year average stay of the residents in the communities.

Income Taxes

All Communities within the combined portfolio are operated as limited partnerships or limited liability companies; thus, all federal and, substantially, all state income taxes are recorded by the owners. Accordingly, the Company does not provide for or record a provision for federal income taxes. Certain state and local jurisdictions may impose an income tax on the Company.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $1,831, $1,404, and $655 for the years ended December 31, 2012, 2011, and 2010, respectively, and are included in facility operating expenses in the combined statements of operations.

Fair Value of Financial Instruments

Cash and cash equivalents and cash and escrow deposits – restricted are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term debt using a discounted cash flow analysis based upon the Company’s current borrowing rate for debt with similar maturities and collateral securing the indebtedness. The Company had outstanding debt with a carrying value of $727.8 million and $723.7 million as of December 31, 2012 and 2011, respectively (see Note 5). As of December 31, 2012 and 2011, the carrying value of debt approximated the fair value, based upon a Level 3 valuation.

The Company follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement, when valuing its financial instruments. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market-priced assumptions in fair value measurements, the statement establishes a fair value hierarchy that distinguishes between market-participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and Level 2 of the hierarchy) and the reporting entity’s own assumptions about market-participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

NCT Portfolio
Notes to Combined Financial Statements (continued)
(In Thousands)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

3.    RESIDENT LEASE AND OTHER INTANGIBLES, NET

At December 31, 2012 and 2011, resident lease and other intangibles, net were as follows:

Resident Lease and Other Intangibles, Net
Balance at January 1, 2011	$14,471
Amortization	(482)
Balance at December 31, 2011	13,989
Additions	1,179
Amortization	(642)
Balance at December 31, 2012	$14,526

Future amortization expense related to the resident lease and other intangibles over the next five years and thereafter, is as follows:

Estimated Amortization of Resident Lease and Other Intangibles, Net
Years:
2013	$802
2014	802
2015	645
2016	487
2017	487
Thereafter	11,303
Total	$14,526

4.    OTHER BALANCE SHEET DATA

Prepaid expenses and other assets, net consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Deferred rent incentives, net	$7,678	$8,981
Other assets	1,440	1,375
Total	$9,118	$10,356

NCT Portfolio
Notes to Combined Financial Statements (continued)
(In Thousands)

4.    OTHER BALANCE SHEET DATA (continued)

Accounts payable and accrued expenses consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Trade and accrued payables	$2,523	$2,695
Salaries and benefits	2,279	2,247
Property taxes	3,237	3,025
Insurance reserves	2,405	2,288
Other	87	112
Total	$10,531	$10,367

5.    DEBT

Debt consisted of the following as of December 31, 2012 and 2011:

Long-Term Debt	2012	2011
Assumed Loan due February 2015; interest rate of 5.88%; payable interest and principal until maturity; secured by one facility	$4,143	$—
Loan due March 2014; interest rate of 6.05%; payable interest only until maturity; secured by one facility	15,000	15,000
Loan Pool due March 2014; interest rate of 5.64%; payable interest only until maturity; secured by forty-nine facilities(1)	708,662	708,662
Total debt	$727,805	$723,662

(1)	As of December 31, 2012 and 2011, Harvest was the debtor on two pooled mortgage note agreements totaling $3,528,268 and $3,711,173, respectively, collateralized by all Harvest owned facilities including the Communities. The debt allocated to the Communities and included in the combined financial statements was the portion of the two pooled mortgage notes where the underlying property owning entities for the Communities were the primary obligors.

In September 2013, Harvest paid off a portion of the above pooled debt and as a result, the remaining obligation was reallocated to the remaining Harvest facilities which decreased the debt on the Communities by $69,448.

In connection with the sale of the Communities (see Note 9) Harvest repaid a portion of the pooled loans discussed above which resulted in full satisfaction of all debt outstanding specific to the Communities and the Communities were released as collateral for the remaining Harvest outstanding pooled debt.

The Company remains in compliance with all of its debt and lease agreements (including the financial covenants contained therein).

The following is a schedule of principal due on debt obligations as of December 31, 2012:

Year ended December 31:
2013	$55
2014	723,717
2015	4,033
Total	$727,805

NCT Portfolio
Notes to Combined Financial Statements (continued)
(In Thousands)

6.    INSURANCE

Harvest obtains various insurance coverages from commercial carriers at stated amounts as defined in the applicable policies. Losses related to deductible amounts are accrued based on management’s estimate of expected losses plus incurred but not reported claims. As of December 31, 2012 and 2011, the Company accrued $2,405 and $2,228 for the expected future payment of deductible amounts specific to the NCT Portfolio, which is included in accounts payable and accrued expense in the accompanying combined balance sheets.

7.    MANAGEMENT FEES

Harvest charges the Communities a management fee equal to 3.5% of resident fees revenue covering employee and other overhead costs attributable to managing the Communities. Such fee is presented as property management fee expense in the accompanying combined statements of operations.

8.    COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal actions arising from the ownership and operation of the business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the combined financial position, operations or liquidity of the Company.

9.    SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 6, 2014, the date the Company’s combined financial statements were available for issuance.

On December 23, 2013, NCT acquired the Communities from Harvest for a purchase price totaling $1,000,475. The Communities were subsequently leased to subsidiaries of Holiday AL Holdings LP (the Partnership), a wholly owned subsidiary of Holiday Acquisition. The Partnership will operate the Communities pursuant to 17-year leases. The minimum lease payments are initially $65,031, and such amount is subject to certain defined increases throughout the lease terms.